Mail Stop 4561

September 6, 2006

VIA USMAIL and FAX (425) 952-5679

Ms. Jackie Davidson
Chief Financial Officer
HouseValues, Inc.
11332 NE 122nd Way
Kirkland, Washington 98034

> **Re:** **HouseValues, Inc.**
> **Form 10-K for the year ended 12/31/2005**
> **Filed on 3/10/2006**
> **File No. 000-51032**

Dear Ms. Jackie Davidson:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jorge Bonilla
Senior Staff Accountant